Filed by Mercantile Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mercantile Bank Corporation

Commission File No.: 000-26719

Date: October 16, 2013

Mercantile Bank Corporation

Earnings Release Call Transcript

10/15/13

Good morning everyone and welcome to the Mercantile Corporation third quarter 2013 earnings results conference call. All participants will be on a listen only mode. Should you need assistance, you may see a conference specialist by pressing the * key followed by 0.

After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press * and then 1 using a touchtone telephone. To withdraw your question you may press * and then 2. Please note that today’s event is also being recorded.

At this time, I would like to turn the conference call over to Mr. Robert Burton. Mr. Burton, please go ahead.

Thank you, Jamie. Good morning everyone and thank you for joining Mercantile Bank Corporation’s conference call and webcast to discuss the Company’s financial results for the third quarter of 2013. I am Bob Burton with Lambert Edwards, Mercantile’s investor relations firm, and joining me are members of their management team including Michael Price, Chairman, President and Chief Executive Officer; Robert Kaminski, Executive Vice President and Chief Operating Officer; and Chuck Christmas, Senior Vice President and Chief Financial Officer.

We will begin the call with management’s prepared remarks and then open the call up to questions. However, before we begin today’s call, it is my responsibility to inform you that this call may involve certain forward-looking statements, such as projections of revenue, earnings and capital structure, as well as statements on the plans and objectives of the Company’s business. The Company’s actual results could differ materially from any forward-looking statements made today due to the important factors described in the Company’s latest Securities and Exchange Commission filings. The Company assumes no obligation to update any forward-looking statements made during the call. If anyone does not already have a copy of the press release issued by Mercantile today, you can access it at the Company’s website – www.mercbank.com.

At this time, I would like to turn the call over to Mercantile’s CEO, Mike Price. Mike.

Thank you Bob and good morning everyone and thank you for joining us to discuss the third quarter 2013 results for Mercantile Bank Corporation. On the call today are CFO Chuck Christmas who will provide details of our financial results, followed by COO Bob Kaminski, with his comments regarding asset quality and other operational successes for the quarter. Before going on, however, I would like to revisit the significant announcement we made in mid-August regarding the pending merger with Firstbank Corporation.

This very exciting project continues to be on track for conclusion by year-end. Our integration teams have been carrying on with their work and we remain very encouraged regarding the regulatory hurdles, the upcoming shareholder meetings and the progress we are making in preparing to handle the integration process after shareholder approval.

With regard to this quarter, it is worth noting that the as-reported numbers for the third quarter include $700,000 in after-tax merger-related costs and still the results are excellent. It’s great to be heading into this transformational event with a momentum that this quarter’s results and our results year-to-date represent. Hopefully, you have all had a chance to review our quarterly performance which was highlighted by new loan originations of approximately $74 million, improved bottom line profitability, a 66% decline in non-performing assets from a year ago and a strengthened net interest margin. Remarkably, our near-term delinquent loans at quarter-end were at zero.

In this quarter, as we have over the past several years, our efforts were focused on reducing non-performing assets, enhancing our net interest margin and strengthening our well-capitalized position. As part of our improved capital position, earlier today we also announced another quarterly cash dividend of $.12 per share. We remain committed to providing meaningful returns to our shareholders and are pleased to have accomplished this once again with internally-generated funds. Our bank has grown stronger each quarter and we are proud of the accomplishments that make us successful.

As we look ahead we are gaining increasing confidence in the direction of the economic recovery, both for Michigan and for our region in the western half of the state. Mercantile remains well positioned to continue our success as a leader in our markets and our strong capital position creates many opportunities for us to fully participate in these trends as they play out in the final quarter of 2013 and into 2014. We will do this while remaining focused on building our franchise and helping our communities prosper.

At this time, I will turn it over to Chuck.

Thanks Mike. Good morning everybody. This morning we announced net income attributable to common shares of $3.5 million for the third quarter of 2013, a 32% increase over the $2.6 million earned during the third quarter of 2012. Our net income attributable to common shares during the first nine months of 2013 was $11.9 million, a 40% increase over the $8.5 million earned during the first nine months of 2012. On a diluted earnings per share basis, the $.40 we earned during the third quarter of this year was an increase of 33% over the $.30 we recorded during the third quarter of 2012, while the $1.36 we earned during the nine months of this year was an increase of 43% over the $.95 we recorded during the first nine months of 2012.

As Mike mentioned, the results for 2013 include costs associated with the merger with Firstbank. On an after-tax basis, we expensed about $0.7 million during the first nine months of 2013, nearly all of which was expensed during the third quarter. We expect to expense further merger-related costs during the next three quarters although the exact amounts and timing are not currently known.

The quality of our loan portfolio continues to improve, which, combined with significant recoveries of prior loan charge-offs, supports our negative provision expense. In addition, the level of problem asset administration costs has substantially declined. The level of non-performing assets has declined over $105 million, or almost 90%, since the peak level at March 31, 2010 and is currently at its lowest dollar volume since year-end 2006.

Our improved earnings performance and financial condition also reflect the many positive steps we have taken over the past five years to not only mitigate the impact of asset quality related costs in the near term, but also to establish an improved foundation for our longer term performance. We have increased our net interest margin to well above historical levels, strengthened our regulatory capital ratios and enhanced our liquidity position through dramatic reductions in our reliance on wholesale funding.

In addition, our improved financial condition and operating results have led to the resumption of a quarterly cash dividend on our common shares. We continue to believe we are very well positioned to succeed as a strong community bank and to take advantage of lending and market opportunities. 2013 highlights include a steady net interest margin that remains well above our historical levels, which, when combined with a larger loan portfolio, resulted in improved net interest income. Net interest income during the third quarter of 2013 was $0.4 million higher than the third quarter of 2012.

Average total loans increased $30 million or 3% during the third quarter of 2013 when compared to the third quarter of 2012. Meanwhile, our net interest margin increased from 3.67% during the third quarter of 2012 to 3.76% during the third quarter of 2013. During the past eight quarters, our net interest margin has averaged 3.67% and has been steady within a range of 14 basis points during that time.

The steadiness of our net interest margin primarily reflects the lower cost of funds that has balanced a lower yield on assets. The lower costs of funds primarily results from maturity of higher-costing certificates of deposit and borrowed funds, as well as reduced rates paid on local deposits. The lower yield on assets results from a number of factors including lower loan yield reflecting a low interest rate environment, improved borrower financial performance and increased competition, a lower securities yield reflecting U.S. agency call and reinvestment activity, as well as principal pay-downs on higher yielding mortgage backed securities. A declining level of non-accrual loans and the occasional collection of unaccrued interest on non-performing commercial loan relationships have helped to offset the impact of lower asset yields.

We remain dedicated to maintaining a strong and steady net interest margin. While certain strategies have a negative impact on our shorter-term net interest income, we have been able to maintain a relatively steady net interest margin, one that is well above our historical average. This was completed in conjunction with strengthening our interest rate risk position, which will be helpful, especially if interest rates begin to increase.

The continued improvement in the quality of our loan portfolio and recoveries of prior period loan charge-offs have produced a positive impact on our loan loss reserve calculations and allowed us to make a negative provision of $1.7 million to the loan loss reserve during the third quarter of 2013. We recorded a negative provision expense of $1.5 million during both the first and second quarters of 2013. We recorded a net loan recovery of $1.9 million during the third quarter of 2013 and a net loan recovery of $1.2 million during the first nine months of 2013. Our loan loss reserve was $25.2 million as of September 30, 2013, or 2.34% of total loans. Despite the significant, improved condition of our own loan portfolio, our loan loss reserve coverage ratio remains substantially higher than historical averages.

Local deposit and sweep accounts are up $62 million during the third quarter of 2013 and are up $406 million since the end of 2008. We experienced significant growth in business and municipal deposits during the third quarter of this year, while we experienced a decline in retail deposits primarily due to depositors using funds to buy stocks, real estate and automobiles.

We have been able to reduce our level of wholesale funds by $1.15 billion since the end of 2008. As a percent of total funds, wholesale funds have declined from 71% at the end of 2008 to 21% at the end of the third quarter.

Non-performing asset administration and resolution costs totaled $0.4 million during the third quarter of 2013 and $0.8 million during the first nine months of this year. This compares very favorably to the $1.6 million and $4.9 million that was expensed during the third quarter and first nine months of 2012, respectively. This expense line item has been positively affected by a lower volume of non-performing assets, gains on the sale of foreclosed properties and lower instances of valuation write-downs on foreclosed properties.

We remain a well-capitalized banking organization. As of September 30, 2013, our bank’s total risk-based capital ratio was 15.3% and in dollars was approximately $64 million higher than the 10% minimum required to be categorized as well-capitalized. Those are my prepared remarks. I will now turn the call over to Bob.

Thanks Chuck and good morning everyone. My comments this morning will focus on client acquisition, credit quality and the general operations of the bank.

The third quarter continued our nice trends of asset quality improvement and a resumption of steady loan growth. Mercantile’s relationship banking model has continued to be an attractive banking approach to new clients in the markets we serve.

Since June 30, Mercantile lenders have funded $74.7 million in loans to new customers and increases in loans to existing customers. On a net basis, loans at the end of the quarter increased by $17 million, reflecting encouraging new activity in our markets. The growth represented a blend of increases in commercial and industrial loans and commercial real estate loans.

Looking ahead to the coming months, the bank’s pipeline remains solid with a good flow of new commitments and the backlog replenishing commitments that had been funded. Our commercial lenders continue to find and develop new business opportunities as a result of their dedicated efforts to build relationships with entrepreneurs in our markets.

Mercantile’s asset quality once again demonstrated its trend of continued improvement in the third quarter. Non-performing assets were reduced $2.2 million since June 30 and $13.7 million since December 31, 2012. During the third quarter, Mercantile enjoyed a net recovery position in loan losses of approximately $1.9 million. This is attributable to the proactive conservative write-downs of loan balances in the collection phase of the workout process. As collateral backing loans are sold or debt is refinanced by other lending institutions, we are then able to realize loan recoveries. Even after the negative provision for the quarter, our allowance for loan losses was a healthy 2.34% of total loans as of September 30. Strong credit quality metrics are also reflected in our problem loan list, which is at its lowest point in six years.

Turning to the Firstbank merger, our transition and integration planning process has gotten off to a great start. Committees of staff members from both Mercantile and Firstbank have come together to make significant headway in a very dynamic process of first merging the corporations and then the banks. We look forward to continuing this work with our colleagues at Firstbank and are excited about the tremendous new opportunities this will present for the markets we serve.

Those are my prepared comments. I will be pleased to answer any questions during the Q&A session. But for now, I will turn it back over to Mike.

Thanks Bob and thanks Chuck, and Operator, at this time I would like to open the call for questions.

And, ladies and gentlemen at this time we will open the call to questions. To ask a question, you may press * and then 1 using a touchtone telephone. If you are using a speaker phone, please pick up your handset before pressing the keys to ensure good sound quality. If at any time your question has been addressed and you would like to withdraw your question, you may press * and then 2. Again, to ask a question, please press * and 1.

And our first question comes from John Barber from KBW. Please go ahead with your question.

John Barber: Good morning. Bob in your prepared remarks you noted that the loan pipeline is still pretty solid heading into the fourth quarter but I am just wondering, are you noticing any impact from the government shutdown or the debt ceiling talks?

Bob Kaminski: No. I think as far as boots in the ground here in Western Michigan and the Lansing area, that are our markets right now, we haven’t seen any direct impact there. Obviously, any continued, prolonged struggles with our government could change that, but we are not seeing anything right now.

John Barber: OK. That’s good to hear. Thanks. And then, I was hoping we could talk a little bit more about the margin and what drove the sequential increase this quarter and also were there any interest recoveries that would have impacted the loan yield this quarter?

Chuck Christmas: Hey John, its Chuck. Yeah, I mean you heard that a little bit in comments and I gave you some additional color on that. We recorded about $300,000 during the third quarter on unaccrued interest income on some commercial loans. We had several non-performing commercial loans that were on non-accrual that were paid off in full and so we recorded about $300,000. That’s about eight or nine basis points impact to the quarterly margin.

John Barber: OK. Thank you. And the deal with Firstbank, how do you expect that to impact your asset sensitivity?

Chuck Christmas: One of the things we looked at during the due diligence process is reviewing their models and the assumptions that were going into those models and they look actually quite similar to us, especially in a rising interest rate environment which shows that both companies net interest income would likely benefit under an increase in interest rate environment. Not hugely, but some benefit there. And, again kind of lining the two companies up side by side and again very similar total assets, very similar results we would expect. So, we feel very confident and very pleased with the interest rate risk position of both companies and therefore the combined entity.

John Barber: OK. Thanks. And the last one I had was just related to the one-time merger related charges. You commented that you expect over the next three quarters the total will be incurred. Is the total amount still supposed to be around $6 million? Is that the best estimate right now?

Chuck Christmas: Yeah, we have gone through, throughout the third quarter at different points in time with us sitting down with the folks over at Firstbank and looking at the estimates that we had put out there in August, and on an overall basis we feel pretty confident with the total numbers that we did provide, and again it is just a matter of figuring out exactly in which particular quarter some of those expenses will be recorded. But overall, we remain confident with those figures.

John Barber: Thanks for taking my questions.

Chuck Christmas: Thanks John.

Once again, if you would like to ask a question, please press * and 1. And our next question comes from Daniel Cardenas from Raymond James. Please go ahead with your question.

Daniel Cardenas: Good morning guys. John asked a lot of my questions but just a couple of follow-ups. On the loan pipeline you said things are looking good. I mean, are you expecting some seasonal softness in Q4?

Bob Kaminski: I don’t think we see any real seasonal issues that are cropping up. No. I don’t think we will. I think we are seeing pre-standard flow of things for the whole year and I don’t think the seasonality of the fourth quarter will cause any adverse effects.

Daniel Cardenas: OK. And then maybe just some comments on competition. I mean, you guys seem like you are doing a good job in winning loans. I mean, is the competition on the pricing side still very intense and where is it coming from?

Mike Price: Yeah Dan, this is Mike. It certainly remains intense. It is very competitive environment out there and it has been for some time and we expect it to be for some time in the future, especially on pricing. I think what has held us in good stead though is we have gone back and we have talked about this for numerous quarters now and said, you know, we are always competitive on price but where we try to differentiate ourselves is really that community bank relationship and we have really won the deals based on that more than anything else. Competition on price and competition in general is coming in, really all over the board Certainly some of the larger players, that’s really what they are all about or at least that is what they seem to be selling on right now. Some of the larger regional and super regional banks, but also some of the smaller banks in the area, are really becoming more aggressive.

Bob Kaminski: Our staff of calling officers has held firm to its knitting of going out there and selling on the quality of the products and services that we offer and we are seeing now the fruits of the labor of their work and some of these relationships and some of these loans that we booked have been months and even years in the works and that’s very encouraging for them to see that you don’t have to necessarily be punching away at the lowest price in the market to get good true long-standing relationship business.

Daniel Cardenas: Good. Then Firstbank is scheduled to release next week but I’m sure you guys have taken a peak at the numbers. Are you generally happy with what you saw in the third quarter results for the company?

Mike Price: Well Dan, we are certainly not in a position to comment on any of Firstbank’s numbers. As you said, the release is coming up quite shortly.

Daniel Cardenas: OK. And then, maybe last question. Just on the dividend, as a transaction consummates here by the end of the year and you double your share count, are we going to continue to expect steady dividend increases coming from you guys or is that something that you are going to decide on a quarterly basis?

Mike Price: As always, you know that the board examines our dividend policy and we have been committed, as you can tell through our records since we started the organization, to maximizing the appropriate return for our shareholders and we are happy again to announce the $.12 dividend. And exactly within the context of your question, the board will analyze what the appropriate dividend strategy is going forward but we look forward to putting these two companies together and moving forward.

Daniel Cardenas: Great. I will step back. Thanks guys.

Mike Price: Thank you.

Once again, if you would like to ask a question, please press * and 1. Our next question comes from Ross Haverman from Haverman Management Group. Please go ahead with your question.

Ross Haverman: Good morning gentlemen. Nice quarter. Just a quick question. What areas are you seeing the best commercial loan growth coming from?

Bob Kaminski: In terms of the geographic region?

Ross Haverman: Yes.

Bob Kaminski: It has been pretty consistent throughout all of our markets, whether it be here in West Michigan in Kent-Ottawa counties as well as in Central Michigan and the Lansing area. It has been pretty consistent. We have seen nice new business opportunities in all those areas and that is what is most encouraging for all of our lending staff is that it has been a validation of our banking approach.

Ross Haverman: OK. That was it. Thank you very much.

Bob Kaminski: Thank you.

And again, if you would like to ask a question, please press * and 1. And gentlemen, at this time, it appears I am showing no additional questions.

Mike Price: OK. Thank you Jamie. Mercantile’s momentum is increasing and our team is motivated and dedicated to build on our success. As I stated earlier, our long-standing relationships have proven excellence in community banking are serving us well as we continue on the path of achieving efficient profitable growth. Thank you for joining us this morning and for your interest in our company. We look forward to talking with you again.

Ladies and gentlemen, that has concluded today’s conference call. We thank you for attending. You may now disconnect your telephone lines.

Forward-Looking Statements

This document contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. These forward looking statements are subject to a number of factors and uncertainties which could cause Mercantile, Firstbank, or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward looking statements. Forward looking statements speak only as of the date they are made and neither Mercantile nor Firstbank assumes any duty to update forward looking statements. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Mercantile and Firstbank, including future financial and operating results, accretion and earn-back, cost savings, enhanced revenues, long term growth, and the expected market position of the combined company that may be realized from the transaction, and (ii) Mercantile and Firstbank’s plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “opportunity,” “potential,” “future,” “will,” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Mercantile’s and Firstbank’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from those indicated or implied in the forward-looking statements. Although Mercantile and Firstbank have signed an agreement, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive the necessary approval of shareholders and government approvals, or if any conditions to closing are not satisfied. There is no assurance that the due diligence process would identify all risks associated with the transaction. Additional information concerning risks is contained in Mercantile’s and Firstbank’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings.

Important Information for Investors

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger and issuance of Mercantile common stock in connection with the proposed merger will be submitted to Mercantile’s shareholders for their consideration, and the proposed merger will be submitted to Firstbank’s shareholders for their consideration. On September 17, 2013 Mercantile filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement to be used by Mercantile and Firstbank to solicit the required approval of their respective shareholders in connection with the proposed merger, and will constitute a prospectus of Mercantile. Mercantile and Firstbank may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF MERCANTILE AND FIRSTBANK ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN AND WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement and prospectus and other documents containing important information about Mercantile and Firstbank, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Mercantile will be available free of charge on Mercantile’s website at www.mercbank.com under the tab “Investor Relations.” or by contacting Charles Christmas, Chief Financial Officer, at 616-726-1202. Copies of documents filed with the SEC by Firstbank will be available free of charge on Firstbank’s website at www.firstbankmi.com under the tab “Investor Relations.” or by contacting Samuel Stone, Executive Vice President and Chief Financial Officer at (989) 466-7325.

Participants in the Transaction

Mercantile, Firstbank and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Mercantile and Firstbank in connection with the proposed transaction. Information about the directors and executive officers of Mercantile is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 15, 2013. Information about the directors and executive officers of Firstbank is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement and prospectus and other relevant materials to be filed with the SEC.